Aberdeen Funds

Aberdeen Fund Distributors, LLC

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

October 19, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Aberdeen Funds

Securities Act File No. 333-146680
Investment Company Act File No. 811-22132

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Aberdeen Funds (the “Registrant”) requests acceleration of the effective date of Post-Effective Amendment No. 67 to its Registration Statement on Form N-1A (File Nos. 333-146680 and 811-22132) (the “Amendment”) so that the Amendment is declared effective on Tuesday, October 20, 2015, or as soon as practicable thereafter.  Aberdeen Fund Distributors, LLC, the principal distributor of the Registrant, hereby joins in its request for acceleration of the effectiveness of the Amendment.

If the request is granted, we respectfully request that we be notified of such effectiveness by a telephone call to Ryan Brizek of Willkie Farr & Gallagher LLP at (212) 728-8865, and that such effectiveness also be confirmed in writing.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (the “Commission”) (or its staff, acting pursuant to delegated authority), declares the filing effective, such action:

(i) does not foreclose the Commission from taking any action with respect to the filing;

(ii) does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that the changes requested by the Staff in telephonic conversations with Mr. Brizek on October 19, 2015 and reflected in the comment response letter for the Registrant dated October 19, 2015 will be made to the prospectuses and statement of additional information for Aberdeen Multi-Manager Alternative Strategies Fund and Aberdeen Multi-Manager Alternative Strategies Fund II, each a series of the Registrant, in a filing pursuant to Rule 497 under the 1933 Act.

Very truly yours,

Aberdeen Funds

By:	/s/ Lucia Sitar
	Name:	Lucia Sitar
	Title:	Vice President

Aberdeen Fund Distributors, LLC

By:	/s/ Jeffrey Cotton
	Name:	Jeffrey Cotton
	Title:	Authorized Signatory